Exhibit 99.1

EXECUTION COPY

SALES AND SERVICES AGREEMENT

THIS SALES AND SERVICES AGREEMENT, is dated as of January 1, 2007 (this “Agreement”), by and between Unifi Manufacturing, Inc., a North Carolina corporation (“Unifi”) and Dillon Yarn Corporation, a South Carolina corporation (“DYC”).

R E C I T A L S:

A. Pursuant to the Asset Purchase Agreement, dated October 25, 2006 (the “Purchase Agreement”), by and between Unifi and DYC, Unifi has agreed to acquire, and as of the date hereof, has acquired, from DYC certain assets used in the manufacture of Products, subject to the terms and conditions of the Purchase Agreement. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Purchase Agreement.

B. In connection with the sale of the Business, Unifi has requested, and DYC has agreed to provide to Unifi, certain services with respect to the sale of the Products manufactured by the Business, subject to the terms and conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1. Sales Services.

(a) During the Term (as defined below), DYC shall provide (or cause to be provided) to Unifi and its Affiliates (the following services are referred to herein as the “Sales Services”):

(i) the services of its sales staff for the Business as identified on Schedule A attached hereto (the “Sales Staff”), which Sales Staff shall be dedicated to the selling of Products manufactured by the Business, at a level and effort in the ordinary course of the Business consistent with past practice, and to seeking new business or customers and any other activities that Unifi may reasonably request related to the Business or Unifi’s other businesses; and

(ii) the services of DYC’s executive staff as identified on Schedule B attached hereto (the “Executive Staff”), each of whom shall spend a substantial portion of his time assisting Unifi in retaining sales of Products manufactured by the Business at a level and effort in the ordinary course of the Business consistent with past practice.

(b) If any member of the Sales Staff ceases to be employed by DYC for any reason (whether due to voluntary resignation, death, disability or otherwise), then Unifi may elect to have such person replaced, in which case any such replacement shall be subject to the approval of Unifi; it being understood that nothing in this Agreement shall limit or restrict the right of Unifi to employ any sales persons for the Products instead of replacing any such member of the Sales Staff.

2. Transitional Services.

(a) During the Term, DYC shall provide (or cause to be provided) to Unifi and its Affiliates the transitional services described on Schedule C attached hereto (the “Transitional Services”) up to the maximum period as set forth in Schedule C with respect to each Transitional Service, in each case with respect to the Business in the ordinary course of the Business and at a service level consistent with past practice. Unifi may, by notice in writing to DYC, terminate any or all of the Transitional Services prior to the maximum period set forth in Schedule C with respect thereto; provided that any such termination with respect to any such Transitional Service will be effective as of a DYC fiscal month end.

(b) Upon the mutual agreement of the parties, this Agreement may be amended to include any additions to, or modifications of, the Transitional Services, at a price and on such terms as the parties shall agree in good faith.

3. Compensation for Services.

(a) As consideration for the Sales Services and the Transitional Services, and subject to Section 3(b), Unifi shall pay DYC $3,000,000 per year (the “Base Amount”), in advance, in quarterly installments of $750,000 each. DYC hereby acknowledges receipt of the first installment of $750,000 for the period from the date hereof to March 31, 2007.

(b) If any of the Sales Staff or Executive Staff ceases to be employed by DYC for any reason (whether due to voluntary resignation, death, disability or otherwise) (and in the case of a member of the Sales Staff, is not replaced by any person acceptable to Unifi), then the Base Amount (and accordingly, the quarterly installments thereof) shall be reduced by an amount mutually agreed by Unifi and DYC that represents the portion of the Base Amount attributable to such Sales Staff member’s or Executive Staff member’s compensation with respect to the Sales Services that he or she would have provided under this Agreement. Any quarterly installment of the Base Amount (as so reduced pursuant to the first sentence of this Section 3(b)) shall be further reduced by an amount pro rated to reflect the date such Sales Staff or Executive Staff member ceased his or her employment.

4. Compensation of Staff.

(a) The parties acknowledge and agree that DYC shall be responsible for appropriately compensating the members of the Sales Staff and the Executive Staff, consistent with past practice, so as to fully incentivize them to perform the Sales Services.

(b) The members of the Sales Staff and the Executive Staff shall be employees of DYC. DYC shall comply with all federal and state laws applicable to the employment of, and the provision of employee benefits to, the members of the Sales Staff and the Executive Staff.

5. Unifi Supervision. During the Term, the Sales Staff and the Executive Staff shall be under the direct supervision of Unifi with respect to the Sales Services to be provided by them hereunder.

6. No Competing Services.

(a) During the Term, DYC covenants that, while employed by DYC, none of the Sales Staff or Executive Staff shall, directly or indirectly, except through this Agreement, engage in the manufacture, production, marketing, distribution or sale of the Products in the Territory or acquire any interest in, any Person that is engaged in the manufacture, production, marketing, distribution or sale of Product in the Territory; provided, however the preceding restriction shall not apply with respect to the resale of Product purchased before the Closing and returned by a customer for any reason or no reason after the Closing (provided that DYC shall first offer such Product to Unifi). DYC shall be responsible for any breach of this Section 6(a) by any member of the Sales Staff or Executive Staff while they remain employees of DYC or are otherwise compensated for their services by DYC.

(b) In the event of a breach, or threatened breach of the provisions of Section 6(a), in addition to any other remedies Unifi may have at law or in equity, Unifi shall be entitled to seek an injunction or similar remedy so as to enable it specifically to enforce such provisions, without the necessity of proving irreparable harm or satisfying any requirement to post any bond or other security.

(c) It is the desire and intent of the parties that the provisions of this Section 6 be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular portion of this Section 6 should be adjudicated to be invalid or unenforceable, such portion shall be deleted and such deletion shall apply only with respect to the operation of this Section 6 in the particular jurisdiction in which such adjudication is made. To the extent any provision hereof is deemed unenforceable by virtue of its scope in terms of area or length of time, but may be enforceable with limitations thereon, the parties agree that the same shall, nevertheless, be enforceable to the fullest extent permissible under the Laws and public policies applied in such jurisdiction in which enforcement is sought.

7. Level of Service; Indemnification; Limitation of Liability.

(a) DYC represents, warrants and covenants that the quality and timeliness of the Sales Services and Transitional Services shall be not less favorable than the quality and timeliness of such services when provided by the relevant persons to DYC prior to the date of this Agreement.

(b) To the maximum extent permitted under applicable law, Unifi shall indemnify and hold harmless DYC and any of its officers, directors, employees or agents (each, a “DYC Indemnified Party”) from and against any third party losses, claims, damages, actions, demands, deficiencies, judgments or causes of action or liabilities, including reasonable legal fees or other fees, costs or expenses incurred in investigating or defending against any of the foregoing (collectively, “Losses”) based upon, arising out of or otherwise in connection with the Sales Services or Transitional Services, except as may result from any DYC Indemnified Party’s willful misconduct or gross negligence.

(c) DYC shall indemnify and hold harmless Unifi and any of its officers, directors, employees or agents (each, an “Unifi Indemnified Party” and, together with a DYC Indemnified Party, an “Indemnified Party”) from and against any Losses based upon, arising out of or otherwise in connection with any DYC Indemnified Party’s willful misconduct or gross negligence in the performance of the Sales Services or Transitional Services.

(d) Where indemnification under this Section 7 is sought by an Indemnified Party with respect to any asserted third party claim (a “Claim”): (i) it shall notify the other party (the “Indemnifying Party”) in writing promptly of any Claim or threatened Claim to which the indemnification relates; (ii) the Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, the Claim (and the Indemnifying Party shall not effect any compromise, settlement or entry of any judgment without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), if the effect thereof is to permit any injunction, declaratory judgment, or nonmonetary relief to be entered, directly or indirectly, against the Indemnified Party); and (iii) the Indemnified Party shall cooperate, at the Indemnifying Party’s cost and expense, with the Indemnifying Party in its participation in any compromise, settlement, defense or resolution of such Claim. If the Indemnifying Party does not so acknowledge its indemnification responsibility, the Indemnified Party may proceed directly to enforce its indemnification rights (except that the Indemnified Party shall not effect any compromise, settlement or entry of any judgment without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed), if (x) the effect thereof is to permit any injunction, declaratory judgment, or nonmonetary relief to be entered, directly or indirectly, against the Indemnifying Party or (y) such compromise, settlement or entry of judgment does not include a full release of the Indemnifying Party).

(e) NEITHER UNIFI NOR DYC WILL BE LIABLE HEREUNDER TO THE OTHER FOR SPECIAL, INCIDENTAL, DIRECT, INDIRECT, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY KIND OR NATURE WHETHER FOR BREACH OF CONTRACT, BREACH OF WARRANTY OR COMMISSION OF A TORT INCLUDING NEGLIGENCE, STRICT LIABILITY OR OTHERWISE

8. Termination.

(a) The term of this Agreement (the “Term”) shall commence on the date hereof and terminate on the second anniversary of the date hereof (the “Initial Term”); provided that Unifi shall have the right, exercisable by notice to DYC at least 90 days prior to the expiration of the Initial Term or, if applicable, the prior one-year extension, to extend this Agreement for up to two consecutive additional one year periods.

(b) The term with respect to a particular Transitional Service is set forth on Schedule C attached hereto.

(c) Notwithstanding anything to the contrary set forth herein, Unifi may terminate this Agreement:

(i) if DYC has breached its obligations under this Agreement and shall have failed to cure such breach within 15 days following notice of breach from Unifi; or

(ii) upon six (6) months written notice to DYC if either Stephen Wener or F. Lee Johnson shall, for any reason, cease to be employed by DYC (whether due to voluntary resignation, death, disability or otherwise).

(d) The provisions of Sections 3, 7 and 9 through 20 shall survive the termination or expiration of this Agreement.

(e) The parties acknowledge and agree that upon the expiration of the Initial Term, in lieu of extending the Initial Term as provided in Section 8(a), Unifi shall have the right to make offers of employment to the then members of the Sales Staff and Executive Staff.

(f) Upon the termination or expiration of this Agreement, Unifi shall not be released from the payment of any amounts owing to DYC under this Agreement through the date of termination or expiration, and any such amounts then owed by Unifi shall be immediately due and payable by Unifi.

9. Confidentiality.

(a) DYC shall maintain and shall cause the members of the Sales Staff and Executive Staff and its Affiliates and their respective directors, officers and employees to maintain in strict confidence and not disclose to any third party (except its employees and advisors in connection with the provision of the Sales Services and/or Transitional Services) or use in any respect (except in connection with the provision of the Sales Services and/or Transitional Services) all information treated as confidential by Unifi and received by any of them after the date hereof in connection with the provision of the Sales Services and Transitional Services by reason of this Agreement (such information, “Confidential Information”), except (i) DYC may disclose that portion of Confidential Information as may be necessary in order to comply with a Law in which case DYC shall, if permissible, promptly notify Unifi of any such requirement and Unifi shall be permitted to seek confidential treatment for such information, (ii) DYC (and any employee or agent of DYC) may disclose that portion of Unifi Confidential Information to its employees or agents as may be necessary in order to provide the Sales Services and/or Transitional Services, but who are instructed not to use or disclose such information to any other Person for any other purpose (including to other DYC employees or agents), or (iii) that nothing herein will prohibit the disclosure of such information that (x) is or becomes generally available to the public other than as a result of a disclosure by DYC or its Affiliates or their respective directors, officers, employees, representatives or agents in violation of this Section 9(a), (y) is independently derived by DYC without reference to Confidential Information or (z) is or becomes available to DYC on a non-confidential basis from a source other than Unifi or its representatives, provided, that such source is not known to DYC as that time of disclosure to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to Unifi with respect to such information.

(b) With respect to any such Confidential Information, DYC shall: (i) use the same degree of care in safeguarding the Confidential Information as it uses to safeguard its own information which is proprietary and/or treated as confidential; and (ii) upon the discovery of any inadvertent disclosure or unauthorized use of the confidential Information, or upon obtaining notice of such disclosure or use from Unifi, take or cause to be taken all necessary actions to prevent any further inadvertent disclosure or unauthorized use, and Unifi shall be entitled to pursue any other remedy at law or in equity which may be available to it (including specific performance).

10. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if given in accordance with Section 21.7 of the Asset Purchase Agreement.

11. Entire Agreement. This Agreement and the Schedules hereto constitute the entire agreement between the parties concerning the subject matter hereof and supersede all prior contracts, agreements or understandings, oral or written, with respect to the subject matter hereof.

12. Waivers and Amendments. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by Unifi and DYC or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of either party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

13. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflicts of law principles thereof that would apply the laws of another jurisdiction.

14. Dispute Resolution.

(a) The parties agree that the appropriate, exclusive and convenient forum for any disputes between the parties arising out of this Agreement or the transactions contemplated hereby shall be in any state or federal court in the State, City and County of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of such courts solely in respect of any Action arising out of or related to this Agreement; provided, however, that the foregoing shall not limit the rights of the parties to obtain execution of judgment in any other jurisdiction. The parties further agree, to the extent permitted by Law, that a final and unappealable judgment against a party in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment. Any and all service of process and any other notice in any such Action shall be effective against any party if given by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such party as herein provided.

(b) Each party agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of such courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(c) THE PARTIES HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.

15. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. This Agreement is not assignable by either party without the prior written consent of the other party.

16. Usage. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. All terms defined in this Agreement in their singular or plural forms have correlative meanings when used herein in their plural or singular forms, respectively. Unless otherwise expressly provided, the words “include,” “includes” and “including” do not limit the preceding words or terms and shall be deemed to be followed by the words “without limitation.”

17. Sections. All references herein to Sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. The Section headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

18. Independent Contractor. Nothing in this Agreement or otherwise shall be construed to constitute or create a partnership, agency relationship or joint venture between the parties.

19. No Third Party Beneficiaries. Except as provided in Section 7, no provision of this Agreement is intended to, or shall, confer any third party beneficiary or other rights or remedies upon any Person other than the parties hereto.

20. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

UNIFI MANUFACTURING, INC.

By:	/s/ CHARLES MCCOY
	Name:	Charles McCoy
	Title:	Vice President

DILLON YARN CORPORATION

By:	/s/ STEPHEN WENER
	Name:	Stephen Wener
	Title:	Chief Executive Officer